Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: February 11, 2021

The following is a media briefing pack made available by AstraZeneca PLC on February 11, 2021

Full-Year Media Briefing 2020 results 11 February 2021

Speakers Pascal Soriot Executive Director & Chief Executive Officer Marc Dunoyer Executive Director & Chief Financial Officer Mene Pangalos Executive Vice President BioPharmaceuticals R&D Pam Cheng Executive Vice President Operations & IT Ruud Dobber Executive Vice President BioPharmaceuticals Business Unit Dave Fredrickson Executive Vice President Oncology Business Unit 2

Forward-looking statements In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement: this document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; the impact of competitive pressures including expiry or loss of IP rights, and generic competition; the impact of price controls and reductions; the impact of economic, regulatory and political pressures; the impact of uncertainty and volatility in relation to the UK’s exit from the EU; the risk of failures or delays in the quality or execution of the Group’s commercial strategies; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the Group’s medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology, data protection or cybercrime; the risk of failure of critical processes; any expected gains from productivity initiatives are uncertain; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the Alexion Pharmaceuticals, Inc. (hereafter ‘Alexion’) transaction; the risk of failure to adhere to applicable laws, rules and regulations; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction; the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of failure in financial control or the occurrence of fraud; the risk of unexpected deterioration in the Group’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition; the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that the Group is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that the Group is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships. Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

Forward-looking statements, continued Important additional information In connection with the proposed transaction, the Group intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of the Group and a proxy statement of Alexion (the 'proxy statement/prospectus'), Alexion intends to file a proxy statement with the SEC (the 'proxy statement') and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from the Group or Alexion as described in the paragraphs below. The documents filed by the Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on the Group’s website at http://www.astrazeneca.com under the tab 'Investors'. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, 'Investors' and under the heading 'SEC Filings' or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Participants in the solicitation The Group, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above. 4

2020: a remarkable year in AstraZeneca’s history 1 Resilient business performance 2 COVID-19 response 3 Proposed Alexion acquisition 4 Ambition Zero Carbon 5

Second consecutive year of double-digit growth in 2020 +10% Total Revenue +11% Product Sales $7bn Quarterly sales First time since Q4 2012 +33% New Medicines 6

New drive medicines growth 7 Respiratory & Immunology stable at $5.4bn New CVRM 9% growth to $4.7bn Oncology 24% growth to $11.5bn

Strong and diversified growth Product Sales +12% United States Europe Emerging Markets Established Rest of World (RoW) Established RoW Product Sales +6% Revenue +5% US Revenue +13% Emerging Markets Product Sales +10% Revenue +10% Europe Product Sales +15% Revenue +9%

Oncology pipeline sales and $1.8bn. Class leading PARP key tumour types 9 49% product sales growth to inhibitor overall and within all US and EU regulatory approvals for less-frequent, fixed-dose use. CASPIAN indication now approved in over 50 countries A year after launch, the number one prescribed therapy in 3L HER2+ mBC •Now reaching 1 of every 3 newly BTKi-treated patients in first-line CLL in the US •Met primary efficacy endpoint in head-to-head trial against ibrutinib in chronic lymphocytic leukaemia •36% product sales growth to $4.3bn •ADAURA trial unblinded two years early in April; ASCO results showed Tagrisso reduced the risk of disease recurrence or death by 80%; approved in the US by EOY

BioPharma pipeline sales and regulatory decision in exacerbations (NAVIGATOR) Tezepelumab Anifrolumab lupus erythematosus 10 •US, EU and Japan anticipated for systemic •Launched in China, Japan, US •EU regulatory approval (Trixeo Aerosphere) •Statistically significant reduction •Potential to transform care for broad population of patients •34% product sales growth in the year - remains leading novel biologic for severe asthma in majority of markets •Clinical programme covers nine diseases where eosinophils play an important role, in addition to severe asthma. •30% Total Revenue growth in 2020 •Approved for HFrEF in EU, US, Japan and China; anticipate data on HfpEF •In DAPA-CKD trial, first SGLT2 inhibitor to significantly prolong survival and protect organs; regulatory decision in chronic kidney disease anticipated in US, EU, Japan, China

2020 Full-Year Core profit and loss Absolute values at actual exchange rates; changes at CER. Gross margin excludes the impact of collaboration revenue and any associated costs, thereby reflecting the underlying performance of product sales. 11 Total revenue - product sales - collaboration revenue FY 2020 $m 26,617 25,890 727 change% total %revenue 10100 1197 (11)3 Q4 2020 $m 7,410 7,011 399 change% total %revenue 10100 1195 (4)5 Gross margin 80.0% 0.3 pp 78.6% 2.0 pp Operating expenses - R&D expenses - SG&A expenses Other operating income 15,633 5,872 9,362 1,531 659 1022 435 (2)6 4,654 1,707 2,838 642 863 1223 638 299 Operating profit 7,340 1728 1,899 2826 Tax rate 20.1% 17.6% EPS$4.0218$1.0724

Met 2020 guidance despite disruption to global economy

Total Revenue

Increase by a high single-digit to a low double-digit percentage

Total Revenue FY 2020

10%

Core EPS

Increase by a mid- to high-teens percentage

Core EPS FY 2020

18%

- Guidance is at CER.
- AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID-19 referred to in the results announcement.

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2021 guidance shows confidence in the future

Total Revenue

Increase by a low-teens percentage

Core EPS

Increase to

$4.75/$5.00

- The guidance **does not incorporate any revenue or profit impact from sales of *COVID-19 Vaccine AstraZeneca*** or the proposed **acquisition by the Company of Alexion Pharmaceuticals, Inc.** (Alexion), anticipated to close in Q3 2021.
- Guidance is at CER.
- AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID-19. Variations in performance between quarters can be expected to continue in FY 2021.

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Strategic rationale for proposed acquisition 1 Complementary science and opportunity for synergy 2 Immunology and rare disease complementarity 3 Sustained, industry leading double-digit revenue growth 4 Improved profitability and strengthened cash flow 14 14

COVID-19 Vaccine approved in more than 50 countries Q1/2 – PhIII US HLR/ publication Q2 – FDA EUA filing/approval 30/12/20 authorisation 30/12/20 licence 14/01/21 CMA, conditional marketing authorisation; EMA, European Medicine Agency; EU; European Union, emergency use authorisation, OGYEI, National Institute of Pharmacy and Nutrition (Hungary) 15 Saudi Arabia: Special Import South Africa: Section 21 EUA 22/01/21 Morocco: UEA 06/01/21 Chile: EUA 27/01/21 Bahrain: EUA 24/01/21 Argentina: conditional Iraq: EUA 19/01/21 Brazil: EUA 17/01/21 Sri Lanka: EUA 22/01/21 Ecuador: EUA 23/01/21 India: EUA 03/01/21 El Salvador: EUA 30/12/20 Thailand: CMA 22/01/21 Dominican Republic: EUA Philippines: EUA 28/01/21 Mexico: EUA 04/01/21 Vietnam: EUA 30/01/21 Myanmar: EUA 20/01/21 Bangladesh: EUA 07/ 01/21 Nepal: EUA 15/01/21 Pakistan: EUA 21/01/21 Hungary: OGYEI Regulation 21/01/21 EU: CMA 29/01/21 UK: temporary supply authorised on 29/12/20

COVID-19 Vaccine: Supply and Roll Out

8 Months for commercial supply availability

25+ sites in global manufacturing network

100 million doses per month produced globally

200 million doses per month globally by April

336 million doses forecast to COVAX in H1*

COVAX FACILITY GLOBAL SUPPLY FORECAST BY CANDIDATE

COVAX Available Supply, Cumulative, Mn doses, 2021[1]



AZD1222 consortium
Company 1
Company 2
Other[2]
640
145
Further volumes to become available in 2022, subject to funding availability
Q1
Q2
Early 2022

[1]Supply refers to volumes of vaccine available from the manufacturer. Timing of forecasts is based on anticipated release of doses from manufacturers. Volumes for expected single-dose regimen vaccine candidates doubled to ensure comparability across vaccine candidates.
Volumes have been rounded to the nearest 5M (except for those smaller than 5M).

[2]"Other" candidates include all those currently under active negotiation. Source: COVAX

*Subject to regulatory authorisation, manufacturing and operational constraints, and other factors.

COVID-19 LAAB: Long-acting antibody AZD7442 technology triples durability High level of neutralizing activity against emerging variants Evaluated for intra-muscular administration in both prevention and treatment late-stage trials. Five Phase II/III trials; first data in H1 2021 AstraZeneca's proprietary half-life extension Therapy for the prevention and treatment of COVID-19

Summary 1 Second straight year of double-digit growth 2 New medicines drive growth across all regions 3 Oncology total revenue increased 24% in the year 4 Upgraded guidance shows confidence in future 5 Vaccine and Alexion bid cap a remarkable year 18 18

Questions & answers 19

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